SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                    Form 10-C

                 Report by Issuer of Securities Quoted on NASDAQ

                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                              Nobility Homes, Inc.
                 (Exact name of issuer as specified in charter)

                   3741 S.W. 7th Street, Ocala, Florida  34474
                    (Address of principal executive offices)

   Issuer's telephone number, including area code      (352) 732-5157

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

   1.   Title of security         Common Stock $.10 par value

   2.   Number of shares outstanding before the change      1,320,431

   3.   Number of shares outstanding after the change       1,980,595

   4.   Effective date of change         January 19, 1996

   5.   Method of change:

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

        Stock split

        Give brief description of transaction      A three-for-two stock
   split in the form of a stock dividend was paid on January 19, 1996 to shareholders of record on December 22, 1995.


                          II.  CHANGE IN NAME OF ISSUER

   1.   Name prior to change

   2.   Name after change

   3.   Effective date of charter amendment changing name

   4.   Date of shareholder approval of change, if required

   Date      January 22, 1996                      /s/ Terry E. Trexler
                                                  President
                                                  (Officer's signature &
                                                  Title)